Exhibit 12.1

SPARTAN STORES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
(In thousands, except ratios)	March 31, 2012	March 26, 2011	March 27, 2010	March 28, 2009	March 29, 2008
Earnings:
Earnings before income taxes and discontinued operations	$51,556	$52,959	$42,408	$58,947	$48,067
Fixed charges	26,218	26,338	28,136	24,830	24,083
Amortization of capitalized interest	109	133	172	224	260
Capitalized interest	(109)	(35)	(43)	(116)	(195)

Earnings available for fixed charges	$77,774	$79,395	$70,673	$83,885	$72,215

Fixed charges:
Interest expense	$15,037	$15,104	$16,394	$14,138	$13,842
Capitalized interest	109	35	43	116	195
Interest component of rent expense	11,072	11,199	11,699	10,576	10,046

Total fixed charges	$26,218	$26.338	$28,136	$24,830	$24,083

Ratio of earnings to fixed charges	2.97	3.01	2.51	3.38	3.00